

May 28, 2015

Mr. Arun Nayar
Executive Vice President and Chief Financial Officer
Tyco International plc
Unit 1202 Building 1000 City Gate
Mahon, Cork Ireland

> **Re: Tyco International plc**
> **Form 10-K for the Fiscal Year Ended September 26, 2014**
> **Filed November 14, 2014**
> **Form 10-Q for the Fiscal Quarter Ended March 27, 2015**
> **Filed April 24, 2015**
> **Response Dated May 4, 2015**
> **File No. 001-13836**

Dear Mr. Nayar:

We have reviewed your May 4, 2015 response to our comment letter and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to our prior comment is to our April 17, 2015 letter.

Form 10-Q for the Fiscal Quarter Ended March 27, 2015

Liquidity and Capital Resources, page 55

1.   We note your response to comment 2 and your disclosure. Although you identified significant asbestos commitments impacting your liquidity, please expand to discuss your expected material changes in the mix and relative cost of your capital resources or anticipated sources of funds to fulfill such obligations. In this regard, we note that most of your cash, including expected proceeds from divestitures, appears to have been committed towards stock repurchases, dividends and acquisitions.   Refer to Item 303(a)(2)(ii) of Regulation S-K.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202)-551-3365, Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant

cc: Judith Reinsdorf – General Counsel